UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2020
Commission File Number: 001-38802

CASTOR MARITIME INC.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this report on Form 6-K as Exhibit 99.1 are the unaudited consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Castor Maritime Inc. (the “Company”) for the six months ended June 30, 2020.
Attached to this report on Form 6-K as Exhibit 99.2 is a copy of the press release issued by the Company on September 11, 2020, reporting the Company’s financial results for the three months and six months ended June 30, 2020.
On September 1, 2020, the Company and its shipowning subsidiaries entered into a master management agreement with Castor Ships S.A. (the “Master Management Agreement). Attached to this report on Form 6-K as Exhibit 99.3 is a copy of the Master Management Agreement.
Except for the commentary of Petros Panagiotidis, the information contained in this report on Form 6-K and the exhibits attached hereto are hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-232052) that was declared effective on June 21, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTOR MARITIME INC.

Dated: September 11, 2020	By:	/s/ Petros Panagiotidis
Petros Panagiotidis Chairman, Chief Executive Officer and Chief Financial Officer